

Mail Stop 3233

August 23, 2017

Via E-mail
Mr. Robert G. O'Brien
Chief Financial Officer
Forest City Realty Trust, Inc.
50 Public Square, Terminal Tower Suite 1100
Cleveland, OH 44113

> **Re:** **Forest City Realty Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 1-37671**

Dear Mr. O'Brien:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2016

Item 2. Properties

2016 Property Openings, page 30

1. We note that the Kapolei Lofts are an apartment project on land leased to you and that you consolidate the land lessor, who is entitled to a preferred return. Please tell us the facts, circumstances, and significant terms of your agreement with the land lessor and your basis in GAAP for your accounting treatment.   Your response should cite the

authoritative accounting literature relied upon and describe how the specific facts and terms support your accounting treatment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate & -
   Commodities